miax™

May 27, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE: MIAX PEARL, LLC ("Pearl")**
**Amendment 2021-9 to Form 1 Application**

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-9 to the Form 1 Application of Pearl, which includes the following changes:

Exhibit M – Updated Member List for MIAX Pearl Equities

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

*Barbara J. Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

1450 Brickell Avenue
Suite 1100, 11th Floor Loft
Miami, Florida 33131

miaxoptions.com

| Form 1<br>Page 1<br>Execution Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY):<br><br>05/27/21 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

21000395

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: May 27, 2021

By: *Barbara J. Comly*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ____ day of _______, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX PEARL, LLC is making this filing without a notarization.

Notary Public of the State of New Jersey

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

# EXHIBIT M

**<u>Exhibit Request</u>:**

**Provide an alphabetical list of all members, subscribers or other users, including the following information:**

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

**<u>Response</u>:**

1. **MIAX Pearl Options.** No change to the list of the members of the MIAX Pearl Options exchange dated as of September 10, 2020, previously filed.

2. **MIAX Pearl Equities.** Attached is a list of the members of the MIAX Pearl Equities exchange as of May 26, 2021, including the information set forth in items 1-6 above.

**ABN AMRO CLEARING CHICAGO LLC**

175 West Jackson Blvd., Ste. 2050
Chicago IL 60604
Tele #: (312) 604-8000

Approval Date: 9/25/2020
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-34354
CRD #: 14020

**ARCHIPELAGO SECURITIES LLC**

353 North Clark Street, Ste. 3200
Chicago IL 60654
Tele #: (312) 836-6700

Approval Date: 9/25/2020
**Membership Activities:**
Clearance & Routing Broker
International Tele #

SEC #: 8-52140
CRD #: 102500

**ATM EXECUTION LLC**

599 Lexington Avenue
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-65509
CRD #: 122529

**BARCLAYS CAPITAL INC.**

745 Seventh Avenue
New York NY 10019
Tele #: (212) 526-7000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-41342
CRD #: 19714

**BNP PARIBAS SECURITIES CORP.**

787 Seventh Avenue
New York NY 10019
Tele #: (212) 841-2000

Approval Date: 12/7/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-32682
CRD #: 15794

**BOFA SECURITIES, INC.**

One Bryant Park
New York NY 10036
Tele #: (646) 743-2734

Approval Date: 9/25/2020
**Membership Activities:**
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-69787
CRD #: 283942

**CITADEL SECURITIES LLC**

131 South Dearborn Street - 32nd Floor
Chicago IL 60603
Tele #: (312) 395-2100

Approval Date: 9/25/2020
**Membership Activities:**
Registered Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-53574
CRD #: 116797

**CITIGROUP GLOBAL MARKETS INC.**

Tower Building
388 Greenwich Street
New York NY 10013
Tele #: (212) 816-6000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-8177
CRD #: 7059

**COWEN AND COMPANY, LLC**

599 Lexington Avenue -20tih Fl.
New York NY 10022
Tele #: (646) 562-1010

Approval Date: 10/12/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-22522
CRD #: 7616

**CREDIT SUISSE SECURITIES (USA) LLC**

11 Madison Avenue - 24th Floor
New York NY 10010
Tele #: (212) 325-2000

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-00422
CRD #: 816

**DEUTSCHE BANK SECURITIES INC.**

60 Wall Street
New York NY 10005
Tele #: (212) 250-2500

Approval Date: 9/25/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-17822
CRD #: 2525

**DRW SECURITIES, L.L.C.**

540 West Madison, Ste. 2500
Chicago IL 60661
Tele #: (312) 542-1000

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-51241
CRD #: 45908

**ELECTRONIC TRANSACTION CLEARING, INC.**

660 South Figueroa Street - Suite 1450
Los Angeles CA 90017
Tele #: (213) 402-1570

Approval Date: 9/25/2020
Membership Activities:
Clearance
International Tele #

SEC #: 8-67790
CRD #: 146122

**FIS BROKERAGE & SECURITIES SERVICES LLC**

2100 Enterprise Avenue
Geneva IL 60134
Tele #: (630) 482-7100

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-52614
CRD #: 104162

**G1 EXECUTION SERVICES, LLC**

175 W. Jackson Blvd. - Ste. 1700
Chicago IL 60604
Tele #: (312) 362-0404

Approval Date: 9/25/2020
Membership Activities:
Equities Market Maker
International Tele #

SEC #: 8-53174
CRD #: 111528

**GLOBAL EXECUTION BROKERS, LP**

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004
Tele #: (610) 617-2600

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-65878
CRD #: 126407

**GOLDMAN SACHS & CO. LLC**

200 West Street
New York NY 10282
Tele #: (212) 902-1000

Approval Date: 9/30/2020
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8-129
CRD #: 361

**HRT FINANCIAL LP**

175 Greenwich Street - 76th Floor
3 World Trade Center
New York NY 10007
Tele #: (212) 293-1444

Approval Date: 9/25/2020
Membership Activities:
Order Entry
International Tele #

SEC #: 8-68430
CRD #: 152144

**IEX SERVICES LLC**

3 World Trade Center
175 Greenwich Street - 58th Floor
New York NY 10007
Tele #:

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-69280
CRD #: 167872

**IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS**

233 South Wacker Drive, Ste. 4300
Chicago IL 60606
Tele #: (312) 244-3300

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52600
CRD #: 104143

**INSTINET, LLC**

Worldwide Plaza
309 West 49th Street
New York NY 10019
Tele #: (212) 310-9500

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-23669
CRD #: 7897

**INTERACTIVE BROKERS LLC**

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830
Tele #: (203) 618-5710

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-47257
CRD #: 36418

**J.P. MORGAN SECURITIES LLC**

383 Madison Avenue
New York NY 10179
Tele #: (212) 272-2000

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-35008
CRD #: 79

**JANE STREET CAPITAL, LLC**

250 Vesey Street - 5th Floor
New York NY 10281
Tele #: (646) 759-6000

Approval Date: 9/25/2020
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-52275
CRD #: 103782

**JEFFERIES LLC**

520 Madison Avenue - 11th Floor
New York NY 10022
Tele #: (212) 284-2300

Approval Date: 9/30/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-15074
CRD #: 2347

**JUMP TRADING, LLC**

600 West Chicago Avenue, Ste. 600
Chicago IL 60654
Tele #: (312) 205-8900

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52989
CRD #: 106124

**LATOUR TRADING LLC**

148 Lafayette Street - 10th Fl.
New York NY 10013
Tele #: (917) 388-8000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-68304
CRD #: 150887

**MEMX EXECUTION SERVICES LLC**

111 Town Square Place -Suite 520
Jersey City NJ 07310
Tele #: (201) 331-7900

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-70449
CRD #: 304129

**MERRILL LYNCH PROFESSIONAL CLEARING CORP.**

One Bryant Park - 6th Floor
NY1-100-06-01
New York NY 10036
Tele #: (646) 743-1295

Approval Date: 9/25/2020
**Membership Activities:**
Clearance
International Tele #

SEC #: 8-33359
CRD #: 16139

**MORGAN STANLEY & CO. LLC**

1585 Broadway
New York NY 10036
Tele #: (212) 761-4000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-15869
CRD #: 8209

**NASDAQ EXECUTION SERVICES, LLC**

FMC Tower, Level 8
2929 Walnut Street
Philadelphia PA 19104
Tele #: (215) 496-5000

Approval Date: 9/25/2020
**Membership Activities:**
Exchange Broker Dealer
International Tele #

SEC #: 8-37329
CRD #: 7270

**PERSHING LLC**

One Pershing Plaza - 10th Fl.
Jersey City NJ 07399
Tele #: (201) 413-2000

Approval Date: 9/25/2020
**Membership Activities:**
Order Entry & Clearance
International Tele #

SEC #: 8-17574
CRD #: 7560

**PUNDION LLC**

230 Park Avenue, 3rd Floor
New York NY 10169
Tele #: (718) 618-4929

Approval Date: 5/24/2021
**Membership Activities:**
Market Maker & Order Entry
International Tele #

SEC #: 8-68784
CRD #: 156169

**RBC CAPITAL MARKETS LLC**

9th Floor
200 Vesey Street
New York NY 10281
Tele #: (212) 858-6008

Approval Date: 9/28/2020
**Membership Activities:**
Market Maker, Order Entry & Clearance
International Tele #

SEC #: 8-45411
CRD #: 31194

**SANFORD C. BERNSTEIN & CO., LLC**

1345 Avenue of the Americas
New York NY 10105
Tele #: (212) 969-1000

Approval Date: 10/12/2020
**Membership Activities:**
Order Entry
International Tele #

SEC #: 8-52942
CRD #: 104474

**SIMPLEX TRADING, LLC**

230 So. LaSalle St., Ste. 4-100
Chicago IL 60604
Tele #: (312) 360-2440

Approval Date: 9/25/2020
**Membership Activities:**
Equities Market Maker
International Tele #

SEC #: 8-68556
CRD #: 153585

| | | |
|---|---|---|
| **SUSQUEHANNA SECURITIES, LLC** | | |
| | Approval Date: 9/25/2020 | SEC #: 8-47034 |
| 401 City Avenue, Ste. 220 | **Membership Activities:** | CRD #: 35874 |
| Bala Cynwyd PA 19004 | Order Entry | |
| Tele #: (610) 617-2600 | International Tele # | |
| **TRC MARKETS LLC** | | |
| | Approval Date: 9/25/2020 | SEC #: 8-69454 |
| 710 Johnnie Dodds Blvd. - Ste. 300 | **Membership Activities:** | CRD #: 171272 |
| Mt. Pleasant SC 29464 | Order Entry | |
| Tele #: (917) 388-8644 | International Tele # | |
| **UBS SECURITIES LLC** | | |
| | Approval Date: 9/25/2020 | SEC #: 8-22651 |
| 1285 Avenue of the Americas | **Membership Activities:** | CRD #: 7654 |
| New York NY 10019 | Order Entry & Clearance | |
| Tele #: (203) 719-3000 | International Tele # | |
| **VIRTU AMERICAS LLC** | | |
| One Liberty Plaza | Approval Date: 9/25/2020 | SEC #: 8-68193 |
| 165 Broadway | **Membership Activities:** | CRD #: 149823 |
| New York NY 10006 | Market Maker & Order Entry | |
| Tele #: (800) 544-7508 | International Tele # | |
| **WELLS FARGO SECURITIES, LLC** | | |
| 550 South Tryon Street - 6th Floor | Approval Date: 1/12/2021 | SEC #: 8-65876 |
| D1086-060 | **Membership Activities:** | CRD #: 126292 |
| Charlotte NC 28202 | Order Entry & Clearance | |
| Tele #: (704) 410-1913 | International Tele # | |
| **WOLVERINE EXECUTION SERVICES, LLC** | | |
| | Approval Date: 9/25/2020 | SEC #: 8-65336 |
| 175 W. Jackson Blvd., Ste. 200 | **Membership Activities:** | CRD #: 120719 |
| Chicago IL 60604 | Order Entry | |
| Tele #: (312) 884-4000 | International Tele # | |

**Total BD Firms 42**